Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10961

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Original Offering Circular: May 2, 2019

June 24, 2019

Money With Meaning Fund, LLC

300 S Orange Ave, Suite 1000

Orlando, Florida 32801

www.mwmfund.com

(800) 373-4132

This document (the “Supplement”) supplements the Offering Circular of Money With Meaning Fund, LLC (the “Company”) dated May 2, 2019 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

Change in Minimum Offering Amount

The Offering Circular provides that if we do raise at least $500,000 by December 3, 2019 (six months after qualification), we will terminate the Offering and return any money we have raised to Investors.

We are now changing that number to $250,000. Thus, the minimum amount we are seeking to raise in the Offering is now $250,000, not $500,000, and we will terminate the Offering and return any money we have raised to Investors if we have not raised at least $250,000 by December 3, 2019.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and prior supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.